Exhibit 99.1
RF INDUSTRIES, LTD.	For Immediate Release

RF Connector & Cable Assembly / RF Wireless

Investor Contact:	Company Contact:
Neil Berkman Associates	Howard Hill, President
(310) 826 - 5051	(858) 549-6340
info@berkmanassociates.com	rfi@rfindustries.com

RF Industries Reports Third Quarter Results

SAN DIEGO, CA — September 14, 2009 — RF INDUSTRIES, LTD., (NASDAQ:RFIL) today announced that for the third quarter of fiscal 2009 ended July 31, 2009, revenue was $3,294,000 compared to $4,668,000 in the same quarter last year.  After a $210,000 non-cash expense for the write-off of goodwill primarily associated with the acquisition of RadioMobile, net earnings for the quarter were $10,000, or $0.00 per diluted share, compared to net income of $400,000, or $0.11 per diluted share, in the third quarter of 2008.
"Our cash, cash equivalents and investments in available-for-sale securities increased $273,000 in the third quarter to $6,994,000, compared to $6,721,000 at the end of our previous second quarter.  Despite break-even net income for the third quarter, RFI's third quarter cash flow from operations was $469,000," said Howard Hill, RFI's President and CEO.
"Continuing weakness in the wireless industry resulted in lower revenue for all business segments.  Although third quarter sales declined for our largest business segment, RF Connector and Cable Assembly, long-term contracts from two large customers for new cable assembly products commenced shipping in the quarter, resulting in higher third quarter gross and operating margins for this business segment.
"With the current recession and decline in capital goods spending continuing to significantly affect our RF Wireless segment, we recorded a third quarter non-cash $210,000 write-down of goodwill.  Neulink and RadioMobile are scheduled to introduce new, low cost, high performance wireless solutions later this year and we are hopeful that these products, combined with improved software and hardware accessories, should lead to improved  future RF Wireless segment sales " said Hill.
For the nine months ended July 31, 2009, revenue was $10,401,000, compared to $13,002,000 in the same period last year.  Net income for the nine month period was $388,000, or $0.12 per diluted share, compared to $1,114,000, or $0.30 per diluted share, in the same period last year.  Cash flow from operations for the first nine months of fiscal 2009 was $932,000.
At July 31, 2009, RFI reported cash and cash equivalents and investments in available-for-sale-securities of $6,994,000, working capital of $14,531,000, a 20 to 1 current ratio, no long-term debt and stockholders' equity of $14,964,000, or $5.25 book value per share.  During fiscal 2009, RFI has repurchased over 380,000 shares of common stock at an average cost of approximately $4.20 per share.

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7610 Miramar Road, San Diego, CA  92126-4202  ●  (858) 549-6340  ●  (800) 233-1728  ●  FAX (858) 549-6345
E-mail: rfi@rfindustries.com  ●  Internet: www.rfindustries.com

RF Industries Reports Third Quarter Results
September 14, 2009
Page Two

About RF Industries
The RF Connectors and Cable Assembly segment designs and distributes radio frequency (RF) coaxial connectors and cable assemblies used for Wi-Fi, PCS, radio, test instruments, computer networks and antenna devices.  This business segment includes Aviel Electronics, which provides custom microwave and RF Connector solutions to aerospace, OEM and Government agencies and Worswick, which provides coaxial connectors and cable assemblies primarily to retail and local multi-media and communications systems customers.  Bioconnect, constituting the Medical Cabling and Interconnector segment, designs, manufactures and distributes specialized electrical cabling and interconnect products to the medical monitoring market.  The RF Wireless segment includes Neulink, which designs and markets wireless digital data transmission products for industrial monitoring, wide area networks, GPS tracking and locations systems and RadioMobile, an OEM provider of end-to-end mobile wireless network solutions for public safety, emergency medical, transportation and industrial customers.

Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to future events, the occurrence of which involve risks and uncertainties, including, without limitation, increased competition, and other uncertainties detailed in the Company's Securities and Exchange Commission filings.  All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward- looking statements to reflect events or new information after the date of this release. The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties, including, without limitation, uncertainties detailed in the Company's Securities and Exchange Commission filings.

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RF INDUSTRIES, LTD.
CONDENSED STATEMENTS OF INCOME
(in thousands, except per share and share amounts) (unaudited)

	Three Months Ended		Nine months Ended
	July 31,		July 31,
	2009	2008	2009	2008

Net sales	$3,294	$4,668	$10,401	$13,002
Cost of sales	1,670	2,352	5,409	6,454

Gross profit	1,624	2,316	4,992	6,548

Operating expenses:
Engineering	256	279	806	776
Selling and general	1,340	1,381	3,736	4,043

Total operating expenses	596	1,660	4,542	4,819

Operating income	28	656	450	1,729

Interest income	23	41	149	179

Income before provision for income taxes	51	697	599	1,908

Provision for income taxes	41	297	211	794

Net income	$10	$400	$388	$1,114

Earnings per share
Basic	$0.00	$0.12	$0.13	$0.34
Diluted	$0.00	$0.11	$0.12	$0.30

Weighted average shares outstanding
Basic	2,869,928	3,298,345	2,985,083	3,294,219
Diluted	3,161,904	3,741,111	3,278,509	3,720,346

Dividends paid	—	$99	$95	$295

RF INDUSTRIES, LTD.
CONDENSED BALANCE SHEETS
(UNAUDITED)

	July 31,	October 31,
	2009	2008
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2,492	$1,061
Certificates of deposits	4,502	6,316
Investments in available-for-sale securities	—	548
Trade accounts receivable, net	1,867	2,071
Inventories	5,299	5,950
Other current assets	606	217
Deferred tax assets	542	542

TOTAL CURRENT ASSETS	15,308	16,705

Property, plant and equipment, net	546	566
Goodwill	137	347
Amortizable intangible asset, net	34	54
Note receivable from stockholder	67	67
Other assets	29	29

TOTAL ASSETS	$16,121	$17,768

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$234	$329
Accrued expenses	543	761
Income taxes payable	—	233

TOTAL CURRENT LIABILITIES	777	1,323

Deferred tax liabilities	106	106
Other long-term liabilities	274	217

TOTAL LIABILITIES	1,157	1,646

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock - authorized 10,000,000 shares of $0.01 par
value; 2,849,253 and 3,226,264 shares issued and outstanding	28	32
Additional paid-in capital	6,474	6,412
Retained earnings	8,462	9,678

TOTAL STOCKHOLDERS' EQUITY	14,964	16,122

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$16,121	$17,768